Exhibit 12
FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2009	2008		2007
	(in millions)

Earnings
Income/(Loss) before income taxes	$2,001	$(2,559)		$1,215
Less: Equity in net income of affiliated companies	1	8		14
Fixed charges	5,174	7,648		8,652

Earnings before fixed charges	$7,174	$5,081		$9,853

Fixed charges (a)
Interest expense	$5,162	$7,634		$8,630
Rents	12	14		22

Total fixed charges	$5,174	$7,648		$8,652

Ratio of earnings to fixed charges	1.39	(b	)	1.14

(a)	Consists of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

(b)	Earnings inadequate to cover fixed charges by $2,567 million.

12-1